02014458

P.E. 1/31/02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2002
British Energy PLC
(Exact name of Registrant as specified in its Charter)
3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...........X.................   Form 40-F..........X.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......................................   No..................X.................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Ref no:/1-14990/ 01/2002/6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

By: /c/Keith Lough

Date: 06 February 2002

Name: Keith Lough

Title: Finance Director

RNS Number:9833Q
British Energy PLC
5 February 2002

BRITISH ENERGY NUCLEAR GENERATION - OUTPUT STATEMENT

A summary of net output from British Energy's nuclear power stations in January is given in the table below, together with comparative data for the previous financial year:-

	2000/01		2001/02	
	January	Year to Date	January	Year to Date
STATION	TWh	TWh	TWh	TWh
Hinkley Point B	0.63	6.62	0.73	7.66
Hunterston B	0.43	5.61	0.85	8.23
Dungeness B	0.63	2.76	0.36	4.72
Heysham 1	0.83	7.32	0.76	6.71
Hartlepool	0.88	7.51	0.90	7.34
Torness	0.73	6.51	0.72	6.81
Heysham 2	0.89	8.38	0.86	7.33
Sizewell B	0.85	6.75	0.88	7.55
Total Output (NETA basis)	5.87	51.46	6.06	56.35
Load Factor	82%	73%	85%	80%
Total Output	5.95	52.31	6.15	57.11

(pre-NETA basis)

Planned Outages
* A refuelling outage was carried out on one unit each at Dungeness B and Torness.
* Low load refuelling was carried out on both reactors at Hunterston B and on one reactor each at Hinkley Point B and Heysham 2.
* As the month ended, all fifteen British Energy reactors were on line at high power - and at a total load factor of 98 % - a three-year high for the Company.

Contact:

Doug McRoberts	013555 94040	(Media Enquiries)
Bob Fenton	013552 62846	(Media Enquiries)
Paul Heward	013552 62201	(Investor Relations)
Ken Cronin	013552 62202	(Investor Relations)

Find this News Release on our web-site: www.british-energy.com

END

MSCILFSIFIIEIIF
Tuesday, 5 February 2002 11:43:09
ENDS [nRNSE9833Q]

RNS Number:9443Q
British Energy PLC
4 February 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

British Energy plc

2) Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

44 28/43p ordinary shares

10) Date of transaction

29 January 2002

11) Date company informed

29 January 2002

12) Total holding following this notification

56,249,517

13) Total percentage holding of issued class following this notification

9.07 %

14) Any additional information

15) Name of contact and telephone number for queries

Robert Armour PH: 01355 594 020

16) Name and signature of authorised company official responsible for making this notification

Belinda Baker

Date of notification 4 February 2002

END

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Monday, 4 February 2002 16:32:46
ENDS [nRNSD9443Q]

RNS Number:8279Q
British Energy PLC
1 February 2002

British Energy plc

1st February

UK Investor Conference

British Energy is holding an Investor Conference to cover its UK operations, followed by a tour of the Dungeness B Power Station.

The Conference includes a review of our trading activities, current environmental issues, performance of the UK nuclear plants and a review of the history and plans for Dungeness B.

The key points of the respective presentations are set out below.

UK Nuclear Generation Business
David Gilchrist, Managing Director, Nuclear Generation UK, outlines how British Energy is addressing its two main challenges of operating to world class standards of safety and reliability and achieving cost competitiveness in the UK.

We will be improving the performance of our UK nuclear business based on our work with the World Association of Nuclear Operators (WANO) and lessons from North America. Together this work shows that there is a clear link between operating safe and reliable nuclear plant and achieving low cost generation. We have embarked upon a capital investment programme of £31m to improve the material condition of our plants over the next two years.

The Company is expecting to achieve a running rate unit cost approaching 1.6p/kWh by the end of 2002/3. However due to more planned statutory outages (7) in that year compared to the current year (4), British Energy expects to achieve lower nuclear output of 67TWH .

In 2003/04 with improvements in reliability British Energy is aiming to achieve output of 70TWh and cost per unit of c1.6p/kWh.

UK Trading
Terry Brookshaw, Director Power, Energy and Trading reviews the features of the electricity market over the last 10 months and how British Energy has performed.

Specifically he outlines how our trading operation will achieve value of £1/MWh, through its balancing activities, use and performance of Eggborough, growth in sales and margin of our direct sales business and other activities.

British Energy is substantially hedged for 2002/03 at prices largely known and therefore has reduced price risk. British Energy's achieved price for next year is favourable compared to the current market price for England and Wales of c£18/MWh. In addition we are confident of continuing to achieve an uplift of at least £1/MWh.

Environment Issues
Chris Anastasi our Senior Environmental Advisor, builds on our submission to the UK Energy Review in September 2001 and outlines the present and future dynamics of the energy market. In particular he discusses how nuclear power has a role to play alongside other non-carbon emitting forms of generation in saving carbon dioxide emissions, in a world, which is increasingly carbon constrained.

Dungeness B Power Station
Mark Gorry, the station director, outlines the past performance of Dungeness, and in particular the extensive work that has been carried out over the last three years in terms of the periodic safety review and repair of the steam system headers.

The performance of Dungeness has improved significantly this year. It is planned that that this will continue following targeted investment to improve material condition.

A full copy of the presentation materials is available on the Company's website: http://www.british-energy.com/investors/fr_presentations.htm.

Contact:	Paul Heward	013552 62201	(Investor Relations)
	Ken Cronin	013552 62202	(Investor Relations)
	Doug McRoberts	013555 94040	(Media Enquiries)
	Bob Fenton	013552 62846	(Media Enquiries)

END

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Friday, 1 February 2002 08:00:57
ENDS [nRNSA8279Q]

RNS Number:6368Q
British Energy PLC
29 January 2002

British Energy - UK Investor Conference 31 Jan / 01 Feb 2002

British Energy is holding an Investor conference to cover its UK operations on 31 January. This will commence after hours and will continue on 1 February and will include a review of the Company's UK Nuclear Generation performance, its trading activities, environmental issues and its plans to deliver its UK Nuclear business strategy.

British Energy will be making a stock exchange announcement on 1 February highlighting the Company's key conference messages.

A full copy of the presentation materials will be made available on 1 February on the Company's website: http://www.british-energy.com/investors/fr_presentations.htm.

Contact:

Paul Heward	013552 62201 (Investor Relations)
Ken Cronin	013552 62202 (Investor Relations)
Doug McRoberts	013555 94040 (Media Enquiries)
Bob Fenton	013552 62846 (Media Enquiries)

END

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Tuesday, 29 January 2002 11:19:48
ENDS [nRNSc6368Q]

RNS Number:3750Q
British Energy PLC
23 January 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

British Energy plc

2) Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

44 28/43p ordinary shares

10) Date of transaction

22 January 2002

11) Date company informed

22 January 2002

12) Total holding following this notification

51,102,532

13) Total percentage holding of issued class following this notification

8.24 %

14) Any additional information

15) Name of contact and telephone number for queries

Robert Armour PH: 01355 594 020

16) Name and signature of authorised company official responsible for making this notification

Belinda Baker

Date of notification 23 January 2002

END

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Wednesday, 23 January 2002 11:12:37
ENDS [nRNSW3750Q]

RNS Number:6270P
British Energy PLC
8 January 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

British Energy plc

2) Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

44 28/43p ordinary shares

10) Date of transaction

7 January 2002

11) Date company informed

7 January 2002

12) Total holding following this notification

44,328,238

13) Total percentage holding of issued class following this notification

7.15 %

14) Any additional information

15) Name of contact and telephone number for queries

Robert Armour PH: 01355 594 020

16) Name and signature of authorised company official responsible for making this notification

Belinda Baker

Date of notification 8 January 2002

END

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Tuesday, 8 January 2002 12:11:37
ENDS [nRNSH6270P]